Exhibit 99.6

Computershare Trust Company, N.A.

P.O. Box 43011

Providence Rhode Island 02940-3011

www.computershare.com/investor

ELECTION FORM

TIME IS CRITICAL. PLEASE COMPLETE AND RETURN PROMPTLY IN ACCORDANCE WITH THE INSTRUCTIONS IN THE ENCLOSED ELECTION INFORMATION BOOKLET.

This Election Form is being delivered to shareholders of Virginia Bank Bankshares, Inc. (“Virginia Bank”) in connection with the Agreement and Plan of Reorganization (the “Merger Agreement”), dated January 21, 2020 and amended on June 9, 2020, between Pinnacle Bankshares Corporation (“Pinnacle”) and Virginia Bank, whereby Virginia Bank will merge with and into Pinnacle. This Election Form may be used to make an election only with respect to certain shares of Virginia Bank common stock you hold. You may receive additional Election Forms with respect to shares of Virginia Bank common stock held by you in another manner or in another name.

The deadline for submitting election forms (the “Election Deadline”) is 5:00 p.m., Eastern Time, on [●], 2020.

Your Virginia Bank Bankshares, Inc. Stock Certificates:

Locate the listed certificates.

Certificate Numbers	Shares	Certificate Numbers	Shares

Do not submit your Virginia Bank stock certificates with this form. After the merger, the Exchange Agent will send you instructions for exchanging your Virginia Bank stock certificates for the merger consideration.

Complete the box(es) on the reverse side to make an election to receive (i) 0.54 shares of Pinnacle common stock (the “Stock Election”) or (ii) $16.00 in cash without interest (the “Cash Election”) with respect to all or a specified number of your Virginia Bank shares identified above, each of which is subject to allocation, proration, and certain limitations as set forth in the Merger Agreement. If no box is checked or you elect to make “No Election,” your shares of Virginia Bank common stock will be considered “no election shares” and shall be allocated and prorated upon the terms of and subject to the conditions of Merger Agreement.

You should complete this Election Form ONLY if you hold shares of Virginia Bank common stock in registered form, which means that you have possession of stock certificates in your name or you have book-entry shares registered in your name. If any of your Virginia Bank shares are held in “street name” by a broker or other nominee, please contact your broker or nominee for instructions on how to make an election for those shares.

None of Pinnacle, Virginia Bank or their respective Boards of Directors makes any recommendation as to whether holders of Virginia Bank common stock should make a Stock Election, make a Cash Election, or make No Election with respect to shares of Virginia Bank common stock.

01ETGL

ELECTION CHOICES

I hereby elect to receive the following as consideration for my shares of Virginia Bank common stock held in this account:

STOCK ELECTION (0.54 shares of Pinnacle common stock)

☐	Mark this box to elect to make a stock election with respect to ALL of your Virginia Bank shares.
☐	Mark this box to elect to make a stock election with respect to the following number of your Virginia Bankshares. Please fill in the number of shares for which you would like to make a stock election.

CASH ELECTION ($16.00 in cash without interest)

☐	Mark this box to elect to make a cash election with respect to ALL of your Virginia Bank shares
☐	Mark this box to elect to make a cash election with respect to the following number of your Virginia Bankshares. Please fill in the number of shares for which you would like to make a cash election.

NO ELECTION

☐	Mark this box to make no election with respect to ALL of your Virginia Bank shares.

You will be deemed to have made “NO ELECTION” if:

A.	You fail to follow the instructions on the Election Form or otherwise fail properly to make an election;

B.	A properly completed Election Form is not actually received by the Exchange Agent at or before the Election Deadline;

C.	You properly and timely revoke a prior election without making a new election; or

D.	You check the “No Election” box above.

These elections will be subject to proration and allocation based on (i) a proration adjustment if stock consideration is oversubscribed, or (ii) a proration adjustment if stock consideration is undersubscribed, such that 60% of the outstanding shares of Virginia Bank common stock will be exchanged for Pinnacle common stock and 40% of the outstanding shares of Virginia Bank common stock will be exchanged for cash.

No guarantee can be made that you will receive the amount of cash consideration or stock consideration that you elect. No guarantee can be made as to the value of the consideration received relative to the value of the shares of Virginia Bank common stock being exchanged. You are encouraged to obtain current market quotations for Pinnacle common stock and Virginia Bank common stock when making your election.

To be effective, this Election Form must be properly completed, signed and delivered to the Exchange Agent at one of the addresses listed in the Election Information Booklet by the Election Deadline. Do not send your election materials to Pinnacle, Virginia Bank or Regan & Associates, Inc., Virginia Bank’s proxy solicitor.

Neither Virginia Bank, Pinnacle nor the Exchange Agent is under any duty to notify a shareholder of Virginia Bank of any defect in any Election Form and shall not incur any liability for failure to give such notification.

You may not make an election with respect to any shares of Virginia Bank common stock for which you have exercised appraisal rights under Virginia law.

SIGNATURE(S) REQUIRED. Signature of Registered Holder(s) or Agent

Must be signed by the registered holder(s) EXACTLY as name(s) appear(s) on stock certificate(s). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation in a fiduciary or representative capacity, or other person, please set forth full title.

By signing below, I represent and warrant as follows:

(1) I have full power and authority to surrender the Virginia Bank shares represented by the stock certificate(s) listed on this Election Form, free and clear of all liens, claims and encumbrances. I will, upon request, execute and deliver any additional documents reasonably deemed by the Exchange Agent to be appropriate or necessary to complete the surrender and exchange of my Virginia Bank shares.

(2) I understand that an election is not made in acceptable form until receipt by the Exchange Agent of this Election Form, duly completed and manually signed, together with any accompanying evidences of authority that may be required. I agree that all questions as to validity, form and eligibility of any election will be determined by the Exchange Agent.

(3) I understand that, pending the completion of the merger, I may not and shall not sell or otherwise transfer the shares of Virginia Bank common stock subject to this Election Form unless the Merger Agreement is terminated or I properly revoke this election prior to the Election Deadline.

(4) I acknowledge that, until I properly surrender the certificate(s) representing the shares of Virginia Bank common stock to which this Election Form relates or properly transfer such Virginia Bank shares in book-entry form, I will not receive any consideration issuable or payable in connection with the merger. Delivery of such certificate(s) will be effected, and risk of loss and title to such certificate(s) will pass, only upon proper delivery thereof to the Exchange Agent in the appropriate manner to one of the addresses listed in the Election Information Booklet.

Signature of owner	Signature of co-owner, if any	Area Code/Phone Number

TO SHAREHOLDERS OF VIRGINIA BANK BANKSHARES, INC.

ELECTION INFORMATION BOOKLET

This information booklet is provided to shareholders of Virginia Bank Bankshares, Inc. (“Virginia Bank”). It answers frequently asked questions about, briefly describes your options and provides information and instructions on how to make your election.

We urge you to read all of the instructions to the enclosed Election Form carefully and review the Frequently Asked Questions below, as well as the Agreement and Plan of Reorganization (the “Merger Agreement”), dated as of January 21, 2020 and amended June 9, 2020, between Pinnacle Bankshares Corporation (“Pinnacle”) and Virginia Bank, pursuant to which Virginia Bank will merge with and into Pinnacle. We also urge you to read the joint proxy statement/prospectus, dated [●], 2020 (as it may be amended from time to time, the “Proxy Statement”) which is being mailed to each holder of record of Virginia Bank common stock as of the record date of [●], 2020. After reviewing these materials, please complete the Election Form and send it in the enclosed envelope to the exchange agent, Computershare Trust Company, N.A. (the “Exchange Agent”).

The deadline for submitting election forms (the “Election Deadline”) is 5:00 p.m., Eastern Time, on [●], 2020. Election Forms must be RECEIVED by the Exchange Agent no later than the Election Deadline.

FREQUENTLY ASKED QUESTIONS

1.     Why have I been sent an Election Form?

Pursuant to the Merger Agreement, Pinnacle will acquire Virginia Bank through a merger of Virginia Bank with and into Pinnacle. Pursuant to the Merger Agreement, at the effective time of the merger, each share of common stock of Virginia Bank, par value $5.00 per share (the “Virginia Bank common stock”), will be converted into the right to receive, at the election of the holder but subject to the allocation and proration procedures set forth in the Merger Agreement, and subject to certain exceptions for shares of Virginia Bank common stock held by Pinnacle or its subsidiaries:

•	0.54 shares of common stock of Pinnacle, $3.00 par value per share (“Pinnacle common stock”) (the “Stock Consideration”), or

•	$16.00 in cash without interest (the “Cash Consideration”).

All elections will be subject to proration and allocation based on (i) a proration adjustment if Stock Consideration is oversubscribed, or (ii) a proration adjustment if Stock Consideration is undersubscribed, such that 60% of the outstanding shares of Virginia Bank common stock will be exchanged for Pinnacle common stock and 40% of the outstanding shares of Virginia Bank common stock will be exchanged for cash.

The closing price of Pinnacle common stock as of [●], 2020 was $[●] per share. The closing price of Virginia Bank common stock as of [●], 2020 was $[●] per share.

For a full discussion of the merger and the effect of your election, see the Merger Agreement and the Proxy Statement.

BEFORE MAKING YOUR ELECTION, YOU ARE ENCOURAGED TO READ CAREFULLY THE ENTIRE MERGER AGREEMENT, PROXY STATEMENT (INCLUDING THE ANNEXES THERETO), AND THE ACCOMPANYING INSTRUCTIONS TO THE ELECTION FORM AND THIS ELECTION INFORMATION BOOKLET.

You are able to obtain free copies of the Proxy Statement, the Merger Agreement and other documents filed with the SEC by Pinnacle through the web site maintained by the SEC at www.sec.gov. The information in the Proxy Statement is based on information available as of the date of the Proxy Statement and does not reflect subsequent developments. You should rely only on the Proxy Statement. We have not authorized anyone to provide you with information that is different from what is contained in the Proxy Statement.

If you have any questions regarding the election materials, please contact Donald W. Merricks, Virginia Bank’s President and Chief Executive Officer at 336 Main Street, Danville, Virginia 24541, or by calling (434) 793-6411. You may also obtain more information about the election materials and the merger by contacting Regan & Associates, Inc., Virginia Bank’s proxy solicitor, by calling (800) 737-3426.

An Election Form is being mailed to each holder of record of Virginia Bank common stock as of the record date. It is to be used to make an election to receive the Stock Consideration or the Cash Consideration in the merger. If you also hold shares with a broker or other nominee, you will receive separate instructions from that broker or other nominee.

2.     What is the Election Form?

The enclosed Election Form lets us know whether you prefer to receive the Stock Consideration, the Cash Consideration or a mixture of both for your shares of Virginia Bank common stock.

3.     How do I complete the Election Form?

The Election Form is divided into separate sections. Instructions for completing each section are set forth in the Election Form, where applicable.

When completed, please sign and date the Election Form and send it to the Exchange Agent in the enclosed envelope so that you can make your election to receive either (i) the Stock Consideration, (ii) the Cash Consideration or (iii) a mixture of the Stock Consideration and the Cash Consideration.

The Election Form must be completed and signed exactly as your shares are registered in Virginia Bank’s transfer records. If any of the shares for which an election is submitted are owned by two or more joint owners, all such owners must sign the Election Form. If any shares are registered in different names, you must complete, sign and submit as many separate Election Forms as there are different registrations.

Election Forms executed by trustees, executors, administrators, guardians, officers of corporations or others acting in a fiduciary capacity who are not identified as such on the applicable registration in Virginia Bank’s transfer records must be accompanied by proper evidence of the signing person’s authority to act.

Please see Question 13 for important information concerning the transmittal of your Election Form to the Exchange Agent.

4.     How do I make an election if I hold my shares through a broker or other nominee?

If you hold your shares of Virginia Bank common stock through a broker or other nominee, you should instruct such broker or other nominee what election to make on your behalf by carefully following the instructions you will receive from your broker or other nominee. An election will not be made on your behalf absent your instructions. You may be subject to an earlier deadline for making your election. Please contact your broker or other nominee with any questions.

5.    When is my Election Form due?

Your Election Form must be RECEIVED by the Exchange Agent by the Election Deadline, which will be 5:00 p.m., Eastern Time, on [●], 2020. If you hold your shares through a broker or other nominee, you must return your election instructions to your broker or other nominee in time for them to respond by the Election Deadline. Please refer to the instructions provided by your broker or other nominee.

6.    What if I do not send a form of election or it is not received?

If you do not make a valid election with respect to any shares of Virginia Bank common stock you own of record, after the merger you will receive written instructions from the Exchange Agent on how to exchange your Virginia Bank shares for the merger consideration.

If you do not make a valid election for any reason, then you will have no control over whether you receive the Stock Consideration or the Cash Consideration. You will be deemed not to have made an election, and your shares will be considered “no election shares” under the Merger Agreement, if:

•	You fail to follow the instructions on the Election Form or otherwise fail properly to make an election;

•	A properly completed Election Form is not received by the Exchange Agent at or before the Election Deadline;

•	You properly and timely revoke a prior election without making a new election; or

•	You check the “No Election” box on the Election Form.

You bear all risk of proper and timely delivery of your Election Form. We recommend that you send in your Election Form as soon as possible so there will be time to correct any errors or oversights before the Election Deadline.

7.     I have received more than one Election Form related to the Merger Agreement. Do I need to complete them all?

Yes. If you received more than one Election Form, this may indicate that you own Virginia Bank common stock in more than one manner or in more than one name. Each Election Form you receive is specific to the manner and name in which you hold your shares of Virginia Bank common stock and, where applicable, relates to the certificates listed on the Election Form. Failure to properly complete an Election Form means that no election will be made with respect to the shares of Virginia Bank common stock to which that Election Form applies and you will have no control over whether you receive Stock Consideration or Cash Consideration in the merger with respect to those shares of Virginia Bank common stock.

8.     Can I change my election after the Election Form has been submitted?

Yes. You may revoke your election prior to the Election Deadline by submitting a written notice of revocation to the Exchange Agent or by submitting new election materials. Revocations must specify the name in which your shares are registered on the stock transfer books of Virginia Bank and such other information as the Exchange Agent may request. If you instructed a broker or other nominee to submit an election for your shares, you must follow the directions of your broker or other nominee for changing those instructions. Whether you revoke your election by submitting a written notice of revocation or by submitting new election materials, the notice or materials must be received by the Exchange Agent by the Election Deadline in order for the revocation or new election to be valid.

9.    Am I guaranteed to receive what I ask for on the Election Form?

No. Your election is subject to allocation, proration and certain limitations as set forth in the Merger Agreement. If you elect to receive Stock Consideration and more than 60% of the outstanding shares of Virginia Bank common stock have elected to receive Stock Consideration, then you will receive the Cash Consideration with respect to a portion of your shares of Virginia Bank common stock. If you elect to receive Cash Consideration and less than 60% of the outstanding shares of Virginia Bank common stock either have elected to receive Stock Consideration or have not made a valid election, then you will receive the Stock Consideration with respect to a portion of your shares of Virginia Bank common stock. If you do not make a valid election with respect to your shares of Virginia Bank common stock, you may receive Stock Consideration or Cash Consideration or a combination of Stock Consideration and Cash Consideration with respect to your shares, depending on the valid elections received from other Virginia Bank shareholders.

The proration rules discussed in the paragraph above are explained in greater detail under the section captioned “THE MERGER AGREEMENT—Allocation Procedures” in the Proxy Statement.

There also can be no guarantee as to the value of the merger consideration you receive relative to the value of the shares of Virginia Bank common stock you will exchange in the merger. You should obtain current market quotations for Pinnacle common stock and Virginia Bank common stock.

10.    Will I receive any fractional shares?

No. No fractional shares of Pinnacle common stock will be issued in connection with the merger. Instead, you will be entitled to receive cash, without interest, for any fractional share of Pinnacle common stock you might otherwise have been entitled to receive, based on the average closing sale price per share of Pinnacle common stock for the five most recent trading days on which shares of Pinnacle common stock actually traded preceding the effective time of the merger.

11.    How long will it take to receive the merger consideration after the merger is completed?

Pinnacle and Virginia Bank hope to complete the merger as soon as reasonably practicable. However, the merger is subject to regulatory and shareholder approvals and the satisfaction or waiver of other conditions, as described in the Merger Agreement, and it is possible that factors outside the control of Pinnacle or Virginia Bank could result in the merger being delayed to a later time or not completed at all. There can be no assurance as to when or if the merger will close.

After the effective time of the merger, the Exchange Agent will send you a Letter of Transmittal and other materials for you to use to surrender your shares of Virginia Bank common stock for exchange. Upon the surrender of your stock certificate(s) (if applicable) (or effective affidavits of loss in lieu of such stock certificate(s)), together with a properly completed Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably required by the Exchange Agent, you will receive the cash and/or shares of Pinnacle common stock as soon as practicable from the Exchange Agent.

12.     What are the tax consequences associated with each of the election options?

Different tax consequences may be associated with each of the election options. The tax consequences to you of the merger will depend on the facts of your own situation. Therefore, you should consult your tax advisor for a full understanding of the tax consequences to you of exchanging your shares of Virginia Bank common stock for the Stock Consideration or the Cash Consideration. You can also refer to the general description of tax consequences in the Proxy Statement under the section captioned “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.”

13.     How should I send in my signed Election Form?

An envelope addressed to the Exchange Agent is enclosed with this package. You may use this envelope to return your Election Form and any additional documentation that may be required to make your election complete. If you do not have the envelope, you may send such materials to:

If delivering by first class mail:	If delivering by courier:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
c/o Voluntary Corporate Actions	c/o Voluntary Corporate Actions
P.O. Box 43011	Suite V
Providence, RI 02940-3011	250 Royall Street
Canton, MA 02021

You may instead choose to send your documentation to the Exchange Agent by an overnight delivery service to the “If delivering by courier” address above. Please do not return any documents to Pinnacle, Virginia Bank or Virginia Bank’s proxy solicitor, Regan & Associates, Inc.

14.     How do I change my address on the Election Form?

Mark through any incorrect address information that is printed on the front of the Election Form. Clearly print the correct address in the area beside the printed information.

15.     Who do I call if I have additional questions?

You may contact Donald W. Merricks, Virginia Bank’s President and Chief Executive Officer at 336 Main Street, Danville, Virginia 24541, or by calling (434) 793-6411. You may also obtain more information about the election materials and the merger by contacting Regan & Associates, Inc., Virginia Bank’s proxy solicitor, by calling (800) 737-3426.